[STAR LOGO]                                                         [PETRO LOGO]


                                   Supplement
                   to Joint Proxy Statement and Prospectus of
                            Star Gas Partners, L.P.
                                      and
                       Petroleum Heat and Power Co., Inc.

  This is a supplement to our joint       The transaction cannot be
proxy statement and prospectus dated    completed unless it is approved by a
February 10, 1999, that                 majority of all Star Gas Partners
was initially supplemented on           common units and a majority of the
February 19, 1999, describing Star      shares of Petro Class A common
Gas Partners, L.P.'s proposed           stock. If you fail to vote by proxy
acquisition of Petroleum Heat and       or in person, it will have the same
Power Co., Inc., and related            effect as a vote against the
matters.                                transaction.

  On March 3, 1999 Star Gas Partners      The date, times and place of the
filed amendment number 3 to its         meetings are as follows:
registration statement on Form S-3
for the equity offering. This           Star Gas Partners Unitholders
amendment included updated pro forma    Meeting:
financial information which is          Tuesday, March 16, 1999
included in this supplement along       10:00 a.m. EST
with other important information.       Chase Manhattan Bank
You should carefully consider the       270 Park Avenue, 11th Floor
information in this supplement          New York, New York
together with the information in our
joint proxy statement and               Petro Stockholders Meeting:
prospectus.                             Tuesday, March 16, 1999
                                        11:00 a.m. EST
  This supplement does not change       Chase Manhattan Bank
the proposals previously submitted      270 Park Avenue, 11th Floor
for your approval. If you have          New York, New York
already properly completed and
returned a proxy, your proxy will       The record date for both meetings
continue to be valid, and you do not    was January 29, 1999.
have to complete and return the
enclosed proxy unless you wish to do
so. For more information on voting,
please call our proxy solicitor,
Morrow & Co., at 1(800) 566-9061.

/s/ Joseph P. Cavanaugh                        /s/ Irik P. Sevin
-----------------------                 ----------------------------------
Joseph P. Cavanaugh                     Irik P. Sevin
President                               Chairman of the Board and
Star Gas Corporation                    Chief Executive Officer
                                        Petroleum Heat and Power Co., Inc.

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 Please vote by completing and mailing the enclosed proxy card. For your vote to be counted you must return a signed proxy card whether your shares or units are held directly or through a broker.
--------------------------------------------------------------------------

                  The date of this supplement is March 4, 1999

                               TABLE OF CONTENTS

CASH AVAILABLE FOR DISTRIBUTION BASED ON UPDATED PRO FORMA FINANCIAL
 INFORMATION..............................................................   1
UPDATE TO SELLING UNITHOLDER INFORMATION..................................   2
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION..........   3

                     CASH AVAILABLE FOR DISTRIBUTION BASED
                  ON UPDATED PRO FORMA FINANCIAL INFORMATION

  The amount of cash needed to pay the minimum quarterly distribution for the next four quarters on units outstanding before the transaction is approximately:

      Common units............................................... $ 8.5 million
      Subordinated units.........................................   5.2 million
      General partner interests..................................   0.3 million
                                                                  -------------
        Total.................................................... $14.0 million

  After giving pro forma effect to propane acquisitions completed in the twelve months ended December 31, 1998, and without giving pro forma effect to the transaction, the amount of Available Cash constituting Operating Surplus generated in the twelve months ended December 31, 1998 was approximately $8.0 million.

  Assuming 9.0 million common units will be issued in the equity offering, after giving pro forma effect to the transaction, the amount of Available Cash constituting Operating Surplus needed to pay the minimum quarterly distribution for next four quarters on the units to be outstanding immediately after the transaction is approximately:

      Common units............................................... $29.8 million
      Senior subordinated units..................................   5.7 million
      Junior subordinated units..................................   1.0 million
      General partner units......................................   0.8 million
                                                                  -------------
        Total.................................................... $37.3 million

  After giving pro forma effect to the transaction, the amount of pro forma Available Cash constituting Operating Surplus generated during the twelve months ended December 31, 1998, would have been approximately $14.0 million. If infrequent restructuring, corporate identity and transaction expenses were not taken into effect, pro forma Available Cash constituting Operating Surplus would have been approximately $19.6 million. In 1998, temperatures were significantly warmer than normal for the areas in which Star Gas Partners conducts its propane operations and Petro conducts its home heating oil operations. Star Gas Partners believes that overall levels of both pro forma Available Cash from Operating Surplus and EBITDA were adversely affected during 1998 due to this abnormally warm weather.

                    UPDATE TO SELLING UNITHOLDER INFORMATION

  We are revising the Selling Unitholders' chart on page 104 of the joint proxy statement and prospectus to correct the unit ownership figures for the following selling unitholders: R. O'Connell--155,347 senior subordinated units; Fernando Montero--28,281 senior subordinated units and Gabes S.A.--84,943 senior subordinated units.

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION

  The following unaudited pro forma condensed consolidated financial information gives effect to the acquisition of Petro by Star Gas Partners, the transaction, including the equity offering, the debt offering and the application of the net proceeds from these offerings as described in "Uses of Funds From The Equity Offering and the Debt Offering." The information presented is derived from, should be read in conjunction with, and is qualified in its entirety by, reference to the historical financial statements, and related notes, appearing elsewhere and incorporated by reference in the joint proxy statement and prospectus.

  The unaudited pro forma condensed consolidated balance sheet was prepared as if the transaction had occurred on December 31, 1998. The unaudited pro forma condensed consolidated statement of operations for the twelve months ended September 30, 1998 was prepared as if the transaction had occurred on October 1, 1997. The unaudited pro forma condensed consolidated statement of operations for the three months ended December 31, 1998 was prepared as if the transaction had occurred on October 1, 1998.

  The pro forma adjustments are based upon currently available information and certain estimates and assumptions described below, and therefore, the actual adjustments may differ from the unaudited pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for representing the significant effects of the transaction as contemplated and that the unaudited pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated balance sheet and statement of operations are not necessarily indicative of the financial position or results of operations of Star Gas Partners if the transaction had actually occurred on the dates indicated above. Likewise, the unaudited pro forma condensed consolidated financial information is not necessarily indicative of future financial combined position or future results of combined operations of Star Gas Partners.

                    Star Gas Partners, L.P. and Subsidiaries

           Pro Forma Condensed Consolidated Balance Sheet (unaudited)
                               December 31, 1998
                                 (In thousands)

                                                                                         Star Gas
                          Star Gas                                                    Partners, L.P.
                          Partners              Pro Forma     Pro Forma    The           Adjusted
                            L.P.      Petro    Adjustments    Combined  Offerings       Pro Forma
                          --------  ---------  -----------    --------- ---------     --------------
         ASSETS
Current assets:
  Cash..................  $  5,831  $   2,004                 $  7,835  $  87,578 (g)    $ 13,631
                                    ---------                 --------                   --------
                                                                          143,950 (h)
                                                                         (237,532)(o)
                                                                           11,800 (o)
  Restricted cash.......                4,900                    4,900     (4,900)(o)
  Accounts receivable...     9,153     56,845                   65,998                     65,998
  Inventories...........     9,898     17,534                   27,432                     27,432
  Prepaid expenses and
   other current
   assets...............       632      7,023                    7,655                      7,655
                          --------  ---------                 --------  ---------        --------
   Total current
    assets..............    25,514     88,306                  113,820        896         114,716
                          --------  ---------                 --------  ---------        --------
  Cash collateral
   account..............                6,900                    6,900     (6,900)(o)
  Property and
   equipment, net.......   109,475     28,124   $ 11,985 (f)   149,584                    149,584
  Intangible and other
   assets, net..........    50,414     76,201    270,948 (f)   397,563      2,422 (g)     399,985
                          --------  ---------   --------      --------  ---------        --------
   Total assets.........  $185,403  $ 199,531   $282,933      $667,867  $  (3,582)       $664,285
                          ========  =========   ========      ========  =========        ========
    LIABILITIES AND
    PARTNERS' CAPITAL
Current liabilities:
  Current debt and
   preferred stock......  $  1,384  $  12,188                 $ 13,572  $  (9,797)(o)    $  3,775
  Bank credit facility
   borrowings...........    10,720         --                   10,720                     10,720
  Accounts payable......     3,608     10,129                   13,737                     13,737
  Unearned service
   contract revenue.....               15,430                   15,430                     15,430
  Accrued expenses and
   income taxes.........     2,500     31,652   $  4,600 (d)    42,479     (3,727)(o)      38,752
                                                   3,727 (e)
  Accrued interest and
   dividends............     2,390         --        648 (a)     3,038                      3,038
  Customer credit
   balances.............     4,684     27,884                   32,568                     32,568
                          --------  ---------   --------      --------  ---------        --------
   Total current
    liabilities.........    25,286     97,283      8,975       131,544    (13,524)        118,020
                          --------  ---------   --------      --------  ---------        --------
  Long-term debt........   103,616    278,731      2,806 (b)   385,153     90,000 (g)     274,749
                                                                         (200,404)(o)
  Deferred income
   taxes................                  --      46,000 (d)    46,000                     46,000
  Other long-term
   liabilities..........        53     10,764     (3,500)(d)     7,317                      7,317
  Redeemable and
   exchangeable
   preferred stock......               28,578     (4,974)(b)    23,604    (23,604)(o)         --
  Partners' capital
  Common unitholders....    57,347                 1,747 (c)    59,094    143,950 (h)     203,044
  Subordinated
   unitholders..........      (962)               46,149 (f)    13,855                     13,855
                                                 (31,332)(f)
  General partner.......        63                 4,329 (f)     1,300                      1,300
                                                  (3,092)(f)
  Petro's stockholders'
   deficiency...........             (215,825)      (648)(a)
                                                   2,168 (b)
                                                  (1,747)(c)
                                                 (47,100)(d)
                                                  (3,727)(e)
                                                 266,879 (f)
                          --------  ---------   --------      --------  ---------        --------
  Total partners'
   capital..............    56,448   (215,825)   233,626        74,249    143,950         218,199
                          --------  ---------   --------      --------  ---------        --------
  Total liabilities and
   partners' capital....  $185,403  $ 199,531   $282,933      $667,867  $  (3,582)       $664,285
                          ========  =========   ========      ========  =========        ========

                    Star Gas Partners, L.P. and Subsidiaries

            Pro Forma Condensed Consolidated Statement of Operations
                                  (unaudited)
                     Twelve Months Ended September 30, 1998
                      (In thousands, except per unit data)

                                                                                                                      Star Gas
                            Star Gas                    Combined                                                   Partners, L.P.
                            Partners,      Propane      Propane              Pro Forma    Pro Forma     The           Adjusted
                              L.P.     Acquisitions(i) Operations Petro(j)  Adjustments   Combined   Offerings       Pro Forma
                            ---------  --------------- ---------- --------  -----------   ---------  ---------     --------------
Sales..................     $111,685       $4,386       $116,071  $452,765    $(2,681)(k) $566,155                    $566,155
Costs and expenses:
  Cost of sales........       49,498        1,972         51,470   299,987     (1,985)(k)  349,472                     349,472
  Operating expenses...       43,281        1,090         44,371   117,849       (669)(k)  161,551                     161,551
  Restructuring
   charges.............                                              2,085                   2,085                       2,085
  Transaction
   expenses............                                              1,029                   1,029                       1,029
  Corporate identity
   expenses............                                              1,100                   1,100                       1,100
  Provision for
   supplemental
   benefits                                                            409                     409                         409
  Depreciation and
   amortization........       11,462          548         12,010    27,514        (87)(k)   36,510                      36,510
                                                                               (2,927)(l)
  Net gain (loss) on
   sales of assets.....         (271)                       (271)   11,507    (11,284)(k)      (48)       --               (48)
                            --------       ------       --------  --------    -------     --------   --------         --------
Operating income.......        7,173          776          7,949    14,299     (8,297)      13,951                      13,951
Interest (income) expense,
 net...................        7,927          427          8,354    30,803                  39,157   $(14,463)(p)       24,694
Amortization of debt
 issuance costs........          176          --             176     1,432        --         1,608     (1,148)(n)          460
                            --------       ------       --------  --------    -------     --------   --------         --------
Income (loss) before
 income taxes..........         (930)         349           (581)  (17,936)    (8,297)     (26,814)    15,611          (11,203)
Income tax expense.....           25                          25       475                     500                         500
                                                                  --------
Income before equity
 interest in Star Gas
 Corporation...........                                            (18,411)
Share of income (loss)
 of Star Gas
 Corporation...........                                               (317)       317 (m)                                  --
                            --------       ------       --------  --------    -------     --------   --------         --------
Net income (loss)......     $   (955)      $  349       $   (606) $(18,728)   $(7,980)    $(27,314)  $ 15,611         $(11,703)
                            ========       ======       ========  ========    =======     ========   ========         ========
General partner's
 interest in net income
 (loss)................     $    (19)                                                                                 $   (234)
                            ========                                                                                  ========
Limited partners'
 interest in net income
 (loss)................     $   (936)                                                                                 $(11,469)
                            ========                                                                                  ========
Basic and diluted net
 income (loss) per
 limited partner unit..     $  (0.16)                                                                                 $  (0.72)(q)
                            ========                                                                                  ========
Weighted average number
 of limited partner
 units outstanding.....        6,035          220          6,255                  103 (c)    6,883      9,000 (h)       15,883 (q)
                                                                               (2,396)(f)
                                                                                  430 (f)
                                                                                2,491 (f)

                    Star Gas Partners, L.P. and Subsidiaries

            Pro Forma Condensed Consolidated Statement of Operations
                                  (unaudited)
                      Three Months Ended December 31, 1998
                      (In thousands, except per unit data)

                                                                                      Star Gas
                         Star Gas                                                  Partners, L.P.
                         Partners,            Pro Forma    Pro Forma     The          Adjusted
                           L.P.    Petro(j)  Adjustments   Combined   Offerings      Pro Forma
                         --------- --------  -----------   ---------  ---------    --------------
Sales...................  $30,237  $116,540                $146,777                   $146,777
Costs and expenses:
  Cost of sales.........   11,978    74,018                  85,996                     85,996
  Operating expenses....   11,724    30,123                  41,847                     41,847
  Transaction expenses..      --      3,794                   3,794                      3,794
  Provision for
   supplemental
   benefits.............                 90                      90                         90
  Depreciation and
   amortization.........    3,008     6,166    $   (41)(l)    9,133                      9,133
  Net gain (loss) on
   sales of assets......       (4)      (15)                    (19)                       (19)
                          -------  --------    -------     --------    -------        --------
Operating income            3,523     2,334         41        5,898                      5,898
Interest expense, net...    2,178     7,820                   9,998    $(3,617)(p)       6,381
Amortization of debt
 issuance costs.........       45       335                     380       (264)(n)         116
                          -------  --------    -------     --------    -------        --------
Income (loss) before
 income taxes...........    1,300    (5,821)        41       (4,480)     3,881            (599)
                          -------  --------    -------     --------    -------        --------
Income tax expense......        6        75                      81                         81
                                   --------
Income before equity
 interest in Star Gas
 Corporation............             (5,896)
Share of income (loss)
 of Star Gas
 Corporation............                770       (770)(m)
                          -------  --------    -------     --------    -------        --------
Net income (loss).......  $ 1,294  $ (5,126)   $  (729)    $ (4,561)   $ 3,881        $   (680)
                          =======  ========    =======     ========    =======        ========
General partner's
 interest in net income
 (loss).................  $    26                                                     $    (14)
                          =======                                                     ========
Limited partners'
 interest in net income
 (loss).................  $ 1,268                                                     $   (666)
                          =======                                                     ========
Basic and diluted net
 income (loss) per
 limited partner unit...  $  0.20                                                     $  (0.04)
                          =======                                                     ========
Weighted average number
 of limited partner
 units outstanding......    6,255                  103 (c)    6,883      9,000 (h)      15,883
                                                (2,396)(f)
                                                   430 (f)
                                                 2,491 (f)

                    Star Gas Partners, L.P. and Subsidiaries

        Notes to Pro Forma Condensed Consolidated Financial Information

The following pro forma adjustments give effect to:

    (1) the offering of 809,000 common units by Star Gas Partners on December 16, 1997;

    (2) the acquisition of Petro;

    (3) the debt offering; and

    (4) the equity offering,

as if each transaction had taken place on December 31, 1998, in the case of the pro forma condensed consolidated balance sheet, or as of October 1, 1997, in the case of the pro forma condensed consolidated statement of operations for the twelve months ended September 30, 1998, or as of October 1, 1998, in the case of the pro forma condensed consolidated statement of operations for the three months ended December 31, 1998.

The pro forma adjustments are based upon currently available information, estimates and assumptions and a preliminary determination and allocation of the total purchase price for Petro and therefore the actual results may differ from the pro forma results. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial information.

Transaction Related Adjustments

  (a) Reflects the accrued dividends payable on Petro's 1989 preferred stock and 12 7/8% preferred stock.

  (b) Reflects the negotiated discount of approximately $5.0 million to redeem Petro's 12 7/8% preferred stock and the negotiated premium of approximately $2.8 million to refinance Petro's public debt.

  (c) Reflects the issue of 0.8 million shares of junior preferred stock of Petro, which will be converted into 0.1 million common units upon completion of the transaction at an assumed value of $17.00 per unit. The junior preferred stock was issued to the holders of Petro's 9 3/8% subordinated debentures, 10 1/8% subordinated notes, and 12% subordinated debentures, and 12 7/8% preferred stock as consideration for consenting to the early redemption of those securities.

The Transaction (Merger and Exchange)

  (d) Represents:

    (1) the estimated amount of current federal and state taxes to be incurred of $4.6 million;

    (2) the estimated amount of deferred federal and state income taxes to be recognized of $46.0 million; and

    (3) the elimination of the tax liability associated with the Pearl Gas conveyance of $3.5 million.

  (e) Reflects the estimated additional amount of $3.7 million to be recorded by Petro for legal, professional and advisory fees incurred by Petro and Star Gas Partners in the transaction. Total estimated expenses are $8.6 million. As of September 30, 1998 Petro has recorded $1.1 million in transaction expenses. For the three months December 31, 1998, Petro has recorded $3.8 million in transaction expenses.

  (f) Represents the exchange of 26.5 million shares of Petro's Class A common stock and Class C common stock valued at $50.5 million for 2.5 million Star Gas Partners senior subordinated units valued at $40.4 million, 0.4 million Star Gas Partners junior subordinated units valued at $5.8 million and 0.3 million general partner units valued at $4.3 million. The 2.4 million Star Gas Partners subordinated units outstanding prior to the transaction will be contributed to Star Gas Partners by Petro. The value assigned to Petro's Class A common stock is $45.5 million or $1.91 per share and the value assigned to Petro's Class C common stock is $5.0 million or $1.91 per share. The method used to determine the fair market value of Petro's Class A and Class C common stock was based on an implied unit analysis. The method used to determine the fair market value of Star Gas Partners' senior subordinated units, junior subordinated units and general partner units was based on an implied unit analysis. See page 68 of the joint proxy statement and prospectus.

  The table below summarizes the preliminary allocation by Star Gas Partners of the excess of purchase price over book value related to the acquisition of Petro. The allocation of the purchase price is based on the results of a preliminary appraisal of property, plant and equipment, customer lists and the December 31, 1998 recorded values for tangible assets and liabilities. The anticipated closing date of the transaction is March 31, 1999. This purchase price allocation will be updated for changes in current assets and liabilities based on Petro's operating results from January 1, 1999 to the anticipated closing date. From January 1, 1999 to the closing date, it is expected that Petro will generate net income and positive cash flows and that working capital will increase. As a result, the amount of goodwill to be recorded on the closing date will decrease. Subject to Petro's operating results which could be impacted by weather, among other factors, it is estimated that the increase in working capital for Petro from January 1, 1999 to the closing date will range between $35 million to $40 million.

The preliminary allocation is as follows:                       (In thousands)

Consideration given for the exchange of Petro shares........... $      50,478
Transaction expenses (1).......................................         7,667
                                                                -------------
    Total consideration........................................        58,145
                                                                -------------
Fair market value of Petro's assets and liabilities as of
 December 31, 1998:
  Current assets...............................................       (92,246)
  Cash collateral account......................................        (6,900)
  Property, plant and equipment (2)............................       (40,109)
  Value of Petro's investment in Star Gas......................       (34,424)
  Current liabilities..........................................        97,283
  Accrued income taxes.........................................         4,600
  Accrued preferred dividends..................................           648
  Long-term debt...............................................       281,537
  Deferred income taxes........................................        46,000
  Other liabilities............................................         7,264
  Preferred stock..............................................        23,604
  Junior preferred stock.......................................         1,747
                                                                -------------
    Subtotal...................................................       289,004
                                                                -------------
Total value assigned to intangibles and other assets...........       347,149
Carrying amount of intangibles and other assets................       (76,201)
                                                                -------------
Allocation of excess purchase price to intangibles............. $     270,948
                                                                =============
Consisting of:
  Customer lists............................................... $      95,000
  Goodwill.....................................................       251,184
  Other assets.................................................           965
                                                                -------------
    Total intangibles and other assets......................... $     347,149
                                                                =============

--------
(1) Transaction expenses include legal, accounting, investment advisory and asset appraisal costs.
(2) Includes fair market value adjustment of $12.0 million.

The fair market value for property plant and equipment, excluding real estate, was established using the cost approach method. The market approach was used in valuing the real estate. The value assigned to customer lists was derived using a discounted cash flow analysis. The cash flows attributable to the customer lists were discounted back at an equity risk adjusted cost of capital to the net present value. Any excess was attributable to goodwill.

The Debt Offering and The Equity Offering

  (g) Reflects the estimated net proceeds to Petro of $87.6 million from the $90.0 million debt offering, net of underwriting discounts and commissions estimated to be $1.4 million and offering expenses estimated to be $1.0 million. These costs are being amortized over the term of the related debt which is 8.5 years.

  (h) Reflects the estimated net proceeds to Star Gas Partners of $144.0 million from the issuance and sale of 9.0 million common units in the equity offering at an assumed offering price of $17.00 per common unit, net of underwriting discounts and commissions estimated to be $7.7 million and offering expenses estimated to be $1.4 million.

The Propane Acquisitions

  (i) Represents the results of certain propane distributors acquired by Star Gas Partners in fiscal 1998 from October 1, 1997 to their dates of acquisition. Results of these distributors from the dates of acquisition to September 30, 1998 are included in Star Gas Partners' twelve months ended September 30, 1998 results adjusted for:

  (1) cost savings of $0.3 million, primarily executive compensation and legal expenses relating to selling shareholders;

  (2) additional depreciation and amortization of $0.5 million; and

  (3) additional interest expense of $0.4 million.

There were no propane acquisitions completed in the three months ended December 31, 1998.

The Transaction (Acquisition of Petro)

  (j) Represents the results of operations of Petro for the twelve months ended September 30, 1998 or the three months ended December 31, 1998. Estimated expenses of $8.6 million to be incurred by Petro as a direct result of its acquisition by Star Gas Partners will be included in Petro's actual statement of operations. For the twelve months ended September 30, 1998, Petro has recorded $1.1 million of these expenses. For the three months ended December 31, 1998, Petro has recorded $3.8 million of these expenses.

  (k) Adjustment to reflect the disposition of Petro's Hartford, Connecticut operations in November 1997. Petro received cash proceeds of $15.6 million and recorded a gain of $11.3 million. The carrying value of these assets at the time of sale was $4.3 million.

  (l) Adjustment to depreciation and amortization expense attributable to the acquisition of Petro.

  Star Gas Partners believes that the amortization periods assigned to the assets below are appropriate. However, if the final amortization periods assigned to the tangible and intangible assets were of shorter duration, the amount of depreciation and amortization would increase and reduce net income. For the twelve months ended September 30, 1998, the following table summarizes the effect on depreciation and amortization of the acquisition of Petro.

                                         Net Book Value Amount per
                                            Petro's Financials                     Amount per Appraisal            Difference
                                  --------------------------------------- --------------------------------------- ------------
Property and equipment, net       Asset(1)      Life      Depreciation(2) Asset(1)      Life      Depreciation(2) Depreciation
---------------------------       -------- -------------- --------------- -------- -------------- --------------- ------------
Land................              $ 2,092                     $   --      $  3,300                    $   --        $   --
Buildings...........                4,788  20-45 years            419        4,300 30 years               143          (276)
Fleet...............                5,908  5 to 7 years         2,866       12,800 6 years              2,135          (731)
Leasehold...........                4,270  term of leases         562        5,900 term of leases         457          (105)
Computer, furniture
 and fixtures.......                7,377  5 to 7 years         2,491        9,700 5 to 7 years         1,661          (830)
Service & other
 equipment..........                3,689  5 to 13 years          692        4,109 5 to 13 years          557          (135)
                                  -------                     -------     --------                    -------       -------
Total property and
 equipment..........              $28,124                     $ 7,030     $ 40,109                    $ 4,953       $(2,077)
                                  =======                     =======     ========                    =======       =======
Intangible and other assets, net  Asset(1)      Life      Amortization(2) Asset(1)      Life      Amortization(2) Amortization
--------------------------------  -------- -------------- --------------- -------- -------------- --------------- ------------
Customer list.......              $52,596  6.5 years          $17,364     $ 95,000 10 years           $ 9,500       $(7,864)
Goodwill............                9,013  25 years             1,129      251,184 25 years            10,047         8,918
Covenants not to
 compete............                2,855  5 to 7 years         1,904          --                         --         (1,904)
Other assets........                  965                         --           965                        --            --
                                  -------                     -------     --------                    -------       -------
Total intangible and
 other assets.......              $65,429                     $20,397     $347,149                    $19,547       $  (850)
                                  =======                     -------     ========                    -------       -------
Totals..............                                          $27,427                                 $24,500       $(2,927)
                                                              =======                                 =======       =======

-------
(1) As of December 31, 1998.
(2) For the twelve months ended September 30, 1998.

  Petro's property, plant and equipment is being depreciated using a historical cost which is approximately $80 million. The fair market value of these assets is $40.1 million. When depreciation expense is calculated based on the fair market value, this expense is $2.1 million lower than historical depreciation. Pro forma depreciation is less than historical depreciation due to decline in the asset base being depreciated and an extension of the useful lives of those assets. The remaining lives assigned to property, plant and equipment were determined by an independent appraisal firm. All property, plant and equipment is depreciated using the straight-line method.

  Pro forma customer list amortization is less than historical amortization due to a longer life and a lower amortization asset. The original cost used to amortize historical customer list was approximately $120 million. The longer life represents Petro's improved retention rate as well as the retention of customers obtained through internal marketing, which have a higher retention rate than for customers acquired through acquisition. Petro's previous acquisitions represented the acquisition of customers. The acquisition of Petro by Star Gas Partners is an acquisition of an on-going business. The appraisal assigned a greater allocation to goodwill than what was previously allocated by Petro in their purchase of a 188 relatively small fuel oil dealers. This resulted in approximately $8.9 million of additional amortization, largely offsetting the $7.9 million of less customer list amortization. Restrictive covenants were not assigned a value under the pro forma intangibles due to the minimal amount of the asset value expected at closing. Intangibles are amortized on a straight-line basis.

  For the three months ended December 31, 1998, the following table summarizes the effect on depreciation and amortization of the acquisition of Petro.

                                         Net Book Value Amount per
                                            Petro's Financials                     Amount per Appraisal            Difference
                                  --------------------------------------- --------------------------------------- ------------
Property and equipment, net       Asset(1)      Life      Depreciation(2) Asset(1)      Life      Depreciation(2) Depreciation
---------------------------       -------- -------------- --------------- -------- -------------- --------------- ------------
Land................              $ 2,092                     $  --       $  3,300                    $  --         $   --
Buildings...........                4,788  20-45 years            76         4,300 30 years               36            (40)
Fleet...............                5,908  5 to 7 years          676        12,800 6 years               534           (142)
Leasehold...........                4,270  term of leases        148         5,900 term of leases        114            (34)
Computer, furniture
 and fixtures.......                7,377  5 to 7 years          655         9,700 5 to 7 years          415           (240)
Service & other
 equipment..........                3,689  5 to 13 years         219         4,109 5 to 13 years         139            (80)
                                  -------                     ------      --------                    ------        -------
Total property and
 equipment..........              $28,124                     $1,774      $ 40,109                    $1,238        $  (536)
                                  =======                     ======      ========                    ======        =======
Intangible and other assets, net  Asset(1)      Life      Amortization(2) Asset(1)      Life      Amortization(2) Amortization
--------------------------------  -------- -------------- --------------- -------- -------------- --------------- ------------
Customer list.......              $52,596  6.5 years          $3,703      $ 95,000 10 years           $2,375        $(1,328)
Goodwill............                9,013  25 years              248       251,184 25 years            2,512          2,264
Covenants not to
 compete............                2,855  5 to 7 years          441           --                        --            (441)
Other assets........                  965                        --            965                       --             --
                                  -------                     ------      --------                    ------        -------
Total intangible and
 other assets.......              $65,429                     $4,392      $347,149                    $4,887        $   495
                                  =======                     ------      ========                    ------        -------
Totals..............                                          $6,166                                  $6,125        $   (41)
                                                              ======                                  ======        =======

-------
(1) As of December 31, 1998.
(2) For the three months ended December 31, 1998.

  (m) Reflects the elimination of Petro's equity interest in Star Gas Partners.

The Offerings

  (n) Reflects the net adjustment for the twelve months ended September 30, 1998 to amortization of debt issuance costs of $1.1 million attributable to the debt offering and the acquisition of Petro. Amortization of debt issuance costs is decreased by $1.4 million relating to the repayment of Petro debt and is increased by $0.3 million relating to the 7.92% notes. For the three months ended December 31, 1998, amortization of debt issuance costs is decreased by $0.3 million relating to the repayment of Petro debt and is increased by $0.1 million relating to the 7.92% notes.

  (o) Reflects the use of the net proceeds from the equity offering and, the debt offering to repay $83.0 million of Petro's 12 1/4% Senior Subordinated Debentures due 2005 including $2.8 million of premiums, to repay $48.7 million of Petro's 10 1/8% Senior Subordinated Notes due 2003, to repay $74.3 million of Petro's 9 3/8% Senior Subordinated Debentures due 2006, to retire $23.6 million of Petro's 12 7/8% Exchangeable Preferred Stock, to retire $4.2 million of Petro's 14.33% Exchangeable Preferred Stock and to pay $3.7 million of transaction expenses. As of December 31, 1998 Petro had paid $4.8 million in transaction expenses. As a result of the transaction, both Petro's current and long-term restricted cash balances become available for general business purposes.

  (p) Reflects the net reduction to interest expense of $14.5 million for the twelve months ended September 30, 1998. This amount reflects $7.1 million of additional interest expense annually on the $90.0 million in principal amount of the notes at an interest rate of 7.92%. This amount also reflects an annual reduction in interest expense of $21.9 million due to the repayment of $203.2 million of Petro public debt with the proceeds of the equity offering and the debt offering. In addition interest income is reduced by $0.3 million, as $6.0 million of Petro's cash is used to finance the transaction.

The following table summarizes the effect on interest expense of the transaction for the twelve months ended September 30, 1998:

                                                              Interest Interest
                                                      Amount    Rate   Expense
                                                      ------- -------- --------
Debt Repaid
  Petro 12 1/4% senior subordinated debentures(1).... $80,155   12.25% $ 9,819
  Petro 10 1/8% senior subordinated notes............  48,739  10.125%   4,934
  Petro 9 3/8% senior subordinated debentures........  74,334   9.375%   6,968
  Lower letter of credit fees on acquisition notes...                      191
                                                                       -------
    Total reductions to interest expense.............                  $21,912
                                                                       =======
                                                              Interest Interest
                                                      Amount    Rate   Expense
                                                      ------- -------- --------
New Debt Issued and Cash Balance Reduction
  Petro 7.92% notes.................................. $90,000    7.92% $(7,128)
  Lower invested cash balances.......................   6,004    5.34%    (321)
                                                                       -------
  Net reduction to interest expense..................                  $14,463
                                                                       =======

--------
(1) Excludes prepayment premium of $2.8 million.

The following table summarizes the effect on interest expense of the transaction for the three months ended December 31, 1998:

                                                              Interest Interest
                                                      Amount    Rate   Expense
                                                      ------- -------- --------
Debt Repaid
  Petro 12 1/4% senior subordinated debentures(1).... $80,155   12.25% $ 2,455
  Petro 10 1/8% senior subordinated notes............  48,739  10.125%   1,234
  Petro 9 3/8% senior subordinated debentures........  74,334   9.375%   1,742
  Lower letter of credit fees on acquisition notes...                       48
                                                                       -------
    Total reductions to interest expense.............                  $ 5,479
                                                                       =======
                                                              Interest Interest
                                                      Amount    Rate   Expense
                                                      ------- -------- --------
New Debt Issued and Cash Balance Reduction
  Petro 7.92% notes.................................. $90,000    7.92% $(1,782)
  Lower invested cash balances.......................   6,004    5.34%     (80)
                                                                       -------
  Net reduction to interest expense..................                  $ 3,617
                                                                       =======

--------
(1) Excludes prepayment premium of $2.8 million.

  (q) The partnership agreement provides that for each non-overlapping four quarter period that occurs after the first anniversary of the transaction, but before the fifth anniversary of the transaction, in which the dollar amount of Petro Adjusted Operating Surplus per Petro Unit equals or exceeds $2.90. Star Gas Partners will issue 303,000 senior subordinated units, pro rata, or 303,000 Class B common units, pro rata, if such issuance occurs after the end of the subordination period. These additional senior subordinated units will be issued to the current holders of the senior subordinated units, junior subordinated units and the general partner units. Star Gas Partners may not issue more than an aggregate of 909,000 senior subordinated units or Class B common units under this provision. The issuance of these senior subordinated units will not generate any additional proceeds to Star Gas Partners. When these units are issued, an additional amount of goodwill will be recorded. Assuming 303,000 senior subordinated units are issued, the amount of goodwill to be recorded will be $4.9 million. As a result, annual amortization expense would increase by $0.2 million and would decrease net income per limited partner unit by $0.01 per unit. If these senior subordinated units are issued and they are converted into Class B common units, the Class A common units would be diluted in terms of available cash to be used for payment of the quarterly distributions.